Exhibit (a)(13)

ADDENDUM FOR EMPLOYEES IN ITALY

MATERIAL TAX CONSEQUENCES

               The following is a general summary of the Italian income tax consequences under current law of participating in the Offer for those individuals who are tax residents of Italy. The summary is only intended to alert you to some of the material tax consequences you may want to consider in making your decision about the Offer. It does not discuss all of the tax consequences that may be relevant to you in your particular circumstances nor is it intended to apply to all option holders. It particularly does not apply to you if you are subject to the income tax laws of a country other than Italy. In addition, you should note that tax laws change frequently, occasionally on a retroactive basis. You should consult with your tax advisor as to the tax consequences of your particular participation in the Offer.

Option Exchange. We do not believe that you will be subject to tax as a result of the exchange of any option for a New Option.

Grant of New Option. You will not be subject to tax when the New Option is granted to you.

Exercise of New Option. There are two possible tax treatments when you exercise the New Option:

1.	If the exercise price of the New Option is equal to or greater than the normal value of the shares at the date of grant, there is no tax at exercise;

2.	If the exercise price of the New Option is less than the normal value of the shares at the date of grant, when you exercise the New Option, you will recognize taxable income (taxed at your marginal tax rates) in an amount equal to the difference between the “normal value” of the shares on the date of exercise and the exercise price paid for such shares. You will be subject to all tax withholding and reporting requirements applicable to the exercise of the option.

The “normal” value of the shares is equal to the average price of the stock during the month before the measurement date.

Sale of Shares. You will recognize capital gain when you subsequently sell the shares. The amount of capital gains depends on whether tax was paid at exercise:

1.	If you did not pay tax at exercise, your capital gain is equal to the difference between the sale price of the shares and the exercise price of the New Option

2.	If you paid tax at exercise, your capital gain is equal to the difference between the sale price of the shares and the normal value of the shares on the date of exercise.

(a)(13)